MUTUAL OF AMERICA
LIFE INSURANCE COMPANY

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1840
212 224 2518 FAX

AMY LATKIN
VICE PRESIDENT AND
ASSISTANT GENERAL COUNSEL
CORPORATE LAW

Via Edgar Correspondence

March 15, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention: Mr. Jason Fox

Re:

Post-Effective Amendment No. 38 under the Securities Act of 1933 and No. 39 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Fox:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus, that you provided by telephone to me and Thomas Martin on March 7, 2012, concerning Post-Effective Amendment No. 38 under the Securities Act of 1933, as amended and Amendment No. 39 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 10, 2012.

Set forth below are your comments with Mutual of America’s response immediately following each comment.  Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2012.

Prospectus

Comment 1:

On page 1, the Equity Index Fund’s Principal Investment Objective is to seek results that correspond to the performance of the S&P 500® Index. Explain via Edgar correspondence why Mid-Cap risk is included as a Principal Investment Risk when the S&P 500® Index is comprised of large cap stocks.

Response:

While the S&P 500® Index is comprised of primarily large cap stocks, its capitalization range has an overlap with the capitalization range for mid-cap stocks, therefore mid-cap risk is included as a Principal Investment Risk, since some securities purchased by the fund also could be included in the mid cap range, or could be characterized as mid-cap stocks as part of a periodic rebalancing of the S&P500® Index.

Comment 2:

On page 2, in the Average Annual Total Returns table, for the Equity Index Fund and all funds, when a fund has been in existence for more than 10 years, remove the parenthetical stating the fund’s inception date.

Response:	The parenthetical stating a fund’s inception date has been deleted for those funds that have been in existence for more than 10 years.

Comment 3:

On page 4, for the All America Fund, add Small-Cap risk to the Principal Investment Risks since investments in small-cap growth and small-cap value stocks are included in the Principal Investment Strategies.

Response:	Small-Cap risk has been added to the Principal Investment Risks for the All America Fund.

Comment 3b:

On page 4, for the All America Fund, in the Portfolio Manager section, change the description from “small cap value segment” to “small and mid cap value segments” and from “small cap growth segment” to “small and mid cap growth segments”.

Response:	Mid cap value and Mid cap growth have been added to the description in the Portfolio Manager section for the All America Fund.

Comment 4:	On page 9, for the Mid Cap Value Fund in the Principal Investment Strategy section, define the range for companies with mid-sized market capitalizations or reference the mid cap range on page 52.
Response:

The following sentence has been added to the Principal Investment Strategy section for the Mid Cap Value Fund: “Companies with mid-sized market capitalizations are those companies with capital in the range of $[3.0] billion to $[15.0] billion.”  The bracketed amounts show the capitalization range as it is disclosed in the May 1, 2011 prospectus, and they will be updated in the 485(b) filing to reflect current amounts.

Comment 5:	On page 14, for the Composite Fund, disclose in the Principal Investment Strategy section why foreign investment risk is a Principal Investment Risk.
Response:	The Principal Investment Strategy section for the Composite Fund was revised to include the following: “The Fund may invest in foreign securities.”

Comment 6:	On page 19, for the Money Market Fund, in the summary section, disclose that the money market fund does not maintain a stable net asset value.
Response:	The following sentence was added to the Principal Investment Strategy section for the Money Market Fund: “The Fund does not maintain a stable net asset value.”

Comment 7:

On page 21, for the Mid-Term Bond Fund, explain the name of the fund, as consistent with Rule 35d-1.  You informed us that the SEC provides a FAQ on Rule 35d-1, discussing funds that include terms such as “intermediate term bond” in their names.  The FAQ states the SEC’s position that intermediate term bonds should have a dollar weighted average maturity of more than 3 but less than 10 years.

Response:	For the Mid-Term Bond Fund, the Princpal Investment Strategy section states:

“The Fund’s securities holdings will have an average maturity of three to seven years.”  The Adviser’s Executive Vice President, Director Fixed Income, maintains that securities with an average maturity of three to seven years qualify as “mid-term”. This would fall within the range of more than 3 years but less than 10 years stated in the FAQ mentioned in Comment 7.  In addition, the answer to the FAQ states that an intermediate term bond fund need not have 80% of its assets in intermediate term bonds, but must have 80% of assets invested in bonds.  We therefore have not made any changes to the language describing the maturity range.

Comment 8:	On page 21, for the Mid-Term Bond Fund and all funds, revise the language of the last sentence of Fixed Income risk to clarify the term “junk bonds”.
Response:

The last sentence of Fixed Income risk for all funds has been revised to read: “Non-investment grade debt obligations, known as “junk bonds”, have a higher risk of default and tend to be less liquid than higher-rated securities. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in the junk bond category than in higher-rated categories.”

Comment 9:	For the Retirement and Allocation Funds, describe the principal risks of the underlying funds, for example, fixed income risk and foreign risk.
Response:	For each of the Retirement Funds and Allocation Funds, full descriptions of the principal risks of the underlying funds have been added to the Principal Investment Risks section.

Comment 9b:	For the Retirement and Allocation Funds, confirm via Edgar correspondence that the funds have no “other expenses” as shown in the Expense Table.
Response:	The funds have no “other expenses” as shown in the Expense Table, aside from the management fees and acquired fund expenses that are shown in that Table.

Comment 10:

On page 51, in the Tax Information section, confirm via Edgar correspondence that contract owners are not subject to tax on distributions until such amounts are withdrawn from the variable annuity contracts.

Response:

Mutual of America Investment Corporation sells its shares solely to the separate accounts of variable accumulation annuity contracts and variable life insurance policies, and does not sell its shares to the general public.  Distributions from Mutual of America Investment Corporation’s funds are made to the separate accounts and are not taxable to the contract owners.

A contract owner must receive a payment, under the variable annuity contract or variable life policy, such as a withdrawal of all or part of the account value or an annuity payment, under a contract or plan in order to be subject to income taxation on such payment.  The interest and investment earnings credited to the contract owner’s account value are not included in gross income of the contract owner until and unless the contract owner withdraws or otherwise receives such amounts in accordance with the terms of the contract.

Comment 11:	On pages 52-68, in the Additional Information section, add page numbers to the references to other parts of the prospectus.
Response:	Page number references have been added to the Additional Information section of the statutory prospectus.

Comment 12:	On page 54, for the Mid-Cap Equity Index Fund, include Index risk in the list of Principal Investment Risks.
Response:	Index risk has been added to the list of Principal Investment Risks for the Mid-Cap Equity Index Fund.

Comment 12b:	On page 54, for the Composite Fund, include Index risk in the list of Principal Investment Risks.
Response:	Index risk has been added to the list of Principal Investment Risks for the Composite Fund.

Comment 12c:	On page 54, for the International Fund, include Index risk in the list of Principal Investment Risks.
Response:	Index risk has been added to the list of Principal Investment Risks for the International Fund.

Comment 12d:	On page 54, for the Money Market Fund, include Money Market Fund risk in the list of Principal Investment Risks.
Response:	Money Market Fund risk has been added to the list of Principal Investment Risks for the Money Market Fund.

Comment 13:	On pages 57-59, add Retirement Fund Risk to the list of Principal Investment Risks for the Retirement Funds.
Response:	Retirement Fund Risk has been added to the list of Principal Investment Risks for each of the Retirement Funds.

Comment 13b:	On pages 57-59, add Underlying Fund risks to the list of Principal Investment Risks for the Allocation Funds.
Response:	The list of Principal Investment Risks for the Allocation Funds has been updated to include the appropriate Underlying Fund risks.

Comment 14:	On page 61, for the All America Fund, confirm via Edgar correspondence that under normal circumstances at least 55% of the fund is invested in equity securities.
Response:

The statutory prospectus for the All America Fund states: “Under normal circumstances, at least 65% of the Fund’s total assets will be invested in equity securities.”  The fund Adviser has confirmed that this is the case.

Comment 14b:	On page 61, for the All America Fund, provide any policy with respect to investing in non-American investments.
Response:

The prospectus limits foreign holdings in the All America Fund to less than 20% of the portfolio.  A compliance limitation of 20% invested in foreign holdings is programmed into the trading system and a daily compliance report is generated and reviewed that, among other limitations, measures the percentage of assets held by foreign issuers.

Comment 15:	On page 63 for the Composite Fund and page 64 for the Money Market Fund, update the funds’ investment allocations for December 31, 2011.
Response:	The funds’ investment allocations have been updated for December 31, 2011.

Comment 16:	On page 14 of the SAI, regarding fund policies, if applicable, disclose the type of investments a fund may make if assuming a temporary defensive position.
Response:

In general, the adviser does not implement a temporary defensive posture.  The prospectus discloses options which include the permitted level of cash, writing of covered call options, buying of covered put options and the use of futures index contracts.  The SAI, on pages 7-8, describes the alternatives to write covered call options, buy covered put options and use futures index contracts.  Should any fund be required to assume a temporary defensive posture, all available options would be reviewed at that time.

Comment 17:	For Part C, renumber the Items from 28-32.
Response:	The Items have been renumbered to correspond with Form N1-A.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc:  Thomas Martin, Esq.